Exhibit 99.4

License Agreement
This License Agreement (“Agreement”), dated and effective as of June 3, 2020 (the “Effective Date”), is by and between, on the one hand, Covidien LP, a Delaware limited partnership having a place of business at 15 Hampshire Street, Mansfield, Massachusetts 02048 ( “Medtronic”), and on the other hand, Titan Medical Inc., a corporation incorporated under the laws of the Province of Ontario, Canada with offices located at 155 University Avenue, Suite 750, Toronto, Ontario, M5H 3B7, Canada (“Titan”) (collectively, the “Parties,” or each, individually, a “Party”).
WHEREAS, Titan owns all right, title, and interest in and has the right to license to Medtronic the Licensed Know-how and Licensed Patents; and
WHEREAS, Medtronic wishes to exploit the Licensed Know-how and Licensed Patents worldwide and Titan is willing to grant to Medtronic a license to and under the Licensed Know-how and Licensed Patents on the terms and conditions set out in this Agreement.
NOW, THEREFORE, in consideration of the mutual covenants, terms, and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
1. Definitions. For purposes of this Agreement, the following terms have the following meanings:
 1.1 “Action” has the meaning set forth in Section 10.1.
 1.2 “Affected Persons” has the meaning set forth in 4.2(c)(i).
 1.3 “Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition and the Change of Control definition only, the term “control” means the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, direct or indirect ownership of at least fifty percent (50%) of the voting securities of a Person (or such lower percentage as is the maximum amount permitted by applicable Law), and “controlled by” and “under common control with” have correlative meanings.
 For the avoidance of doubt, any Person that is not an Affiliate as of the Effective Date, but later becomes an Affiliate of Medtronic through any transaction or series of related transactions will be deemed to be an Affiliate of Medtronic for purposes of this Agreement. Furthermore, if an Affiliate of Medtronic ceases to be an Affiliate of Medtronic after the Effective Date, any rights granted to such Affiliate under this Agreement shall continue to apply to such Affiliate with respect to any activity conducted by such Affiliate during or after the period it was an Affiliate.
 1.4 “Agreement” has the meaning set forth in the preamble.
 1.5 “Bankruptcy Code” has the meaning set forth in 13.1.

 1.6 “Business Day” means a day other than a Saturday, Sunday, or other day on which commercial banks in New York, NY or Toronto, Ontario are authorized or required by Law to be closed for business.
 1.7 “Change of Control” means with respect to a Party, a change of the Person that has control, directly or indirectly, of that Party. For the purpose of this definition, “control” has the meaning given to it in the definition of “Affiliate.”
 1.8 “Confidential Information” means all non-public, confidential, or proprietary information of the Disclosing Party provided or obtained pursuant to this Agreement, whether in oral, written, electronic, or other form or media, whether or not such information is marked, designated, or otherwise identified as “confidential,” and any information that, due to the nature of its subject matter or circumstances surrounding its disclosure, would reasonably be understood to be non-public, confidential or proprietary, including without limitation the terms and existence of this Agreement.
Confidential Information does not include information that the Receiving Party can demonstrate by documentation: (w) was already known to the Receiving Party without restriction on use or disclosure prior to receipt of such information directly or indirectly from or on behalf of the Disclosing Party; (x) was or is independently developed by the Receiving Party without reference to or use of any Confidential Information; (y) was or becomes generally known by the public other than by breach of this Agreement by, or other wrongful act of, the Receiving Party; or (z) was received by the Receiving Party from a third party who was not, at the time of receipt, under any obligation to the Disclosing Party or any other Person to maintain the confidentiality of such information.
1.9 “Development and License Agreement” means the agreement between the Parties entitled Development and License Agreement dated as of the Effective Date of this Agreement.
1.10 “Disclosing Party” has the meaning set forth in Section 6.1.
1.11 “Effective Date” has the meaning set forth in the preamble.
1.12 “Field of Use” means robotic assisted surgery.
 1.13 “Governmental Authority” means any federal, state, national, supranational, local, or other government, whether domestic or foreign, including any subdivision, department, agency, instrumentality, authority (including any regulatory authority), commission, board, or bureau thereof, or any court, tribunal, or arbitrator.
1.14 “GST/HST” has the meaning set forth in Section 8.2.
1.15 “Indemnitee” has the meaning set forth in 10.1.
 1.16  “Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any federal, state, local, or foreign government or political subdivision thereof, or any arbitrator, court, or tribunal of competent jurisdiction.

 1.17 “Licensed Know-how” means any trade secret, Confidential Information, know-how, data or other information created by or on behalf of Titan on or before the Effective Date for the Licensed Products, including without limitation any results of research or development activities, as well as the structure, design, configuration, manufacturing, programming, integration, and use of any such Licensed Products. [Redacted]. Licensed Know-how includes without limitation the data and documents listed in Schedule A.
 1.18 “Licensed Patents” means (a) the patents and patent applications listed in Schedule B, all patents issuing from the patent applications listed in Schedule B, and all continuations, continuations-in-part, divisions, extensions, substitutions, reissues, re-examinations, and renewals of any of the foregoing, and (b) any patents worldwide issuing from any applications filed after the Effective Date and that claim domestic benefit or foreign priority from any of the patents or patent applications identified in subsection (a) or from which any of the patents or patent applications identified in subsection (a) claim domestic benefit or foreign priority.
1.19 “Licensed Products” means [Redacted].
1.20 “Losses” means all losses, damages, liabilities, costs, and expenses, including reasonable attorneys’ fees and other litigation costs.
1.21 “Medtronic” has the meaning set forth in the preamble.
1.22 “[Redacted] Single Port Surgery” means robotic assisted surgery performed through a single incision or natural orifice, [Redacted].
1.23 “Party” has the meaning set forth in the preamble.
1.24 “Person(s)” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.
1.25 “Prosecuting Party” means the Party having responsibility for preparing, filing, prosecuting, handling post issuance review proceedings, and maintaining a Licensed Patent.
1.26 “Receiving Party” has the meaning set forth in Section 6.1.
1.27 “Representatives” means a Party’s and its Affiliates’ employees, officers, directors, consultants, and legal advisors.
1.28 “Technology Transfer Services” has the meaning set forth in Section 5.1.
1.29 “Term” has the meaning set forth in 11.1.
1.30 “Titan” has the meaning set forth in the preamble.

1.31 “Titan Single Port Surgical System” means a robotic surgical system developed by or on behalf of Titan and/or its permitted successors and assigns, [Redacted].
1.32 [Redacted].
1.33 [Redacted].
2. Grant.
 2.1 Licensed Patent Grant. Subject to Section 2.3, Titan, on behalf of itself and its Affiliates, hereby grants to Medtronic and its Affiliates a worldwide, perpetual, exclusive, fully paid up, sublicensable (through one or more tiers), transferable right and license under the Licensed Patents to make, use, offer to sell, sell, import, and export Licensed Products in the Field of Use.
 2.2 Licensed Know-how Grant. Subject to Sections 2.4 and 6, Titan, on behalf of itself and its Affiliates, hereby grants to Medtronic and its Affiliates a worldwide, perpetual, exclusive, fully paid up, sublicensable (through one or more tiers), transferable right and license to use, reproduce, prepare derivative works of, distribute copies of, publicly perform, publicly display, and otherwise exploit the Licensed Know-how in the Field of Use. Notwithstanding the foregoing, Medtronic shall not sublicense its rights to the Licensed Know-how hereunder to any Person that is not an Affiliate of Medtronic or that is not a business partner, supplier, vendor, consultant, distributor, contractor, contract manufacturer, customer, or the like.
 2.3 Retention of Licensed Patent Rights. Notwithstanding Section 2.1, Titan retains the non-exclusive rights under the Licensed Patents to develop, make, use, sell, offer for sale, import, and export Titan Single Port Surgical Systems [Redacted], and to sublicense such rights to business partners, suppliers, vendors, consultants, distributors, contractors, contract manufacturers, customers, and the like.
 2.4 Retention of Licensed Know-how Rights. Notwithstanding Section 2.2, Titan retains the non-exclusive rights in, to and under the Licensed Know-how to do anything the owner of such rights is generally permitted to do, but only in connection with Titan Single Port Surgical Systems [Redacted], and to sublicense such rights to business partners, suppliers, vendors, consultants, distributors, contractors, contract manufacturers, customers, and the like.
 2.5  Non-Exclusive Grant. Subject to the terms and conditions of this Agreement, Titan, on behalf of itself and its Affiliates, hereby grants to Medtronic and its Affiliates a worldwide, perpetual, non-exclusive, royalty-free, sublicensable (through one or more tiers), transferable license under any Titan patent existing, or claiming priority to a patent application existing, as of the Effective Date that is not already licensed by Titan to Medtronic and its Affiliates, solely for the purposes of Medtronic and its Affiliates, and its or their customers, end users, or agents, making, having made, using, offering to sell, selling, importing, or exporting the Licensed Products in the Field of Use only to the extent permitted in this Agreement.

3. License Fee.
 3.1 Payment. Medtronic shall pay to Titan a one-time royalty payment of ten million US dollars (US$10,000,000) plus all applicable taxes thereon within five (5) Business Days following the execution and delivery of this Agreement. The payment shall be made via wire transfer of immediately available funds to an account specified in writing by Titan. In connection with the royalty payment to be paid to Titan under this Agreement, Titan shall not be required to perform any services at Medtronic’s facilities situated in the United States. For the avoidance of doubt, the payment under this Section 3.1 represents a royalty payment for the grant of Licensed Patents and Licensed Know-how licensed by Titan to Medtronic pursuant to Sections 2.1 and 2.2. Titan shall be separately compensated for the performance of the Technology Transfer Services (as hereinafter provided in Section 5.1 and Schedule C of this Agreement), and no portion of the royalty payment paid to Titan shall represent an amount payable for the performance by Titan of the Technology Transfer Services.
4. Patent Prosecution and Enforcement.
 4.1  Patent Application Filing and Prosecution.
[Redacted].
 4.2  Enforcement of Licensed Patents.
(a) If either Party becomes aware of any (x) alleged infringement, anywhere in the world, of any Licensed Patent or (y) declaratory judgment action by a third party alleging such third party’s non-infringement of any Licensed Patent, such Party shall promptly provide written notice to the other Party. Medtronic shall determine the Parties’ response and course of action, including the commencement of any suit or other proceeding to enjoin, prohibit, or otherwise secure the cessation of such infringement. [Redacted].
5. Technology Transfer Services
 5.1  Titan shall provide, within the limits of available and reasonable manpower, services (the “Technology Transfer Services”) consisting of technical support to Medtronic in making Medtronic familiar with the Licensed Know-how. The Parties have agreed upon the type, scope and timeline of these Technology Transfer Services, and any amounts that Medtronic shall pay to Titan for such services, in Schedule C of this Agreement. The support provided by Titan solely refers to the orientation and familiarization by way of training and consulting, i.e., including the clarification of questions for understanding in connection with the Licensed Know-how, but for clarity does not comprise any research or development services for Medtronic.
6. Confidentiality.
 6.1  Confidentiality Obligations. Each Party (the “Receiving Party”) acknowledges that in connection with this Agreement it will gain access to Confidential Information of the other Party (the “Disclosing Party”). As a condition to being furnished with Confidential Information, the Receiving Party shall, during the Term and for five (5) years thereafter:

(a) not use the Disclosing Party’s Confidential Information other than as strictly necessary to exercise its rights and perform its obligations under this Agreement; and
(b) maintain the Disclosing Party’s Confidential Information in strict confidence and, subject to 6.2, not disclose the Disclosing Party’s Confidential Information without the Disclosing Party’s prior written consent, provided, however, the Receiving Party may disclose the Confidential Information to its Representatives who:
 (i) have a need to know the Confidential Information for purposes of the Receiving Party’s performance, or exercise of its rights with respect to such Confidential Information, under this Agreement;
 (ii) have been apprised of this restriction; and
 (iii) are themselves bound by written nondisclosure agreements at least as restrictive as those set out in this 6, provided further that the Receiving Party will be responsible for ensuring its Representatives’ compliance with, and will be liable for any breach by its Representatives of, this Section 6.
The Receiving Party shall use reasonable care, at least as protective as the efforts it uses with respect to its own confidential information, to safeguard the Disclosing Party’s Confidential Information from use or disclosure other than as permitted hereby.
6.2 Exceptions.
 (a)  The Parties may disclose (i) this Agreement in connection with a contemplated transaction described in Section 13.9, subject to the disclosing Party providing notice to the other Party to this Agreement that a disclosure is being made under this Section 6.2(a), which notice shall be deemed to be Confidential Information of the disclosing Party; and (ii) a redacted version of this Agreement in connection with their respective securities laws obligation and stock exchange requirements, subject to the other Party’s timely review and consent, which consent is not to be unreasonably withheld or delayed.
(b) If the Receiving Party becomes legally compelled to disclose any Confidential Information, the Receiving Party shall:
 (i) provide prompt written notice to the Disclosing Party so the Disclosing Party may seek a protective order or other appropriate remedy or waive its rights under Section 6.1; and

 (ii) disclose only the portion of Confidential Information it is legally required to furnish.
If a protective order or other remedy is not obtained, or the Disclosing Party waives compliance under Section 6.1, the Receiving Party shall, at the Disclosing Party’s expense, use reasonable efforts to obtain assurance that confidential treatment will be afforded the Confidential Information.
7. Representations and Warranties.
 7.1 Mutual Representations and Warranties. Each Party represents and warrants to the other Party that:
  (a) as of the Effective Date, it is duly organized, validly existing, and in good standing as a corporation or other entity as represented herein under the laws and regulations of its jurisdiction of incorporation, organization, or chartering;
  (b) it has as of the Effective Date, and throughout the Term will retain, the full right, power, and authority to enter into this Agreement and to perform its obligations hereunder;
  (c) as of the Effective Date, the execution of this Agreement by its representative whose signature is set forth at the end hereof has been duly authorized by all necessary action of the Party; and
  (d) as of the Effective Date, when executed and delivered by such Party, this Agreement will constitute the legal, valid, and binding obligation of that Party, enforceable against that Party in accordance with its terms.
7.2 Titan’s Representations and Warranties. Titan represents and warrants that:
 (a) [Redacted].
 (b) it and its Affiliates are the sole and exclusive owners of the entire right, title, and interest in and to each of the Licensed Patents and the Licensed Know-How;
 (c) it has as of the Effective Date, and throughout the Term will retain, the right to grant on behalf of itself and its Affiliates the licenses granted to Medtronic hereunder, and it has not granted, and is not under any obligation to grant, to any third party any license, lien, option, encumbrance, or other contingent or non-contingent right, title, or interest in or to the Licensed Patents that conflicts with the rights and licenses granted to Medtronic hereunder;
 (d) subject to Titan’s rights in Section 2.3, and except for in connection with a contemplated transaction described in Section 13.9, in the Field of Use, Titan shall not use or disclose to any third party, or allow any third party to use, any Licensed Know-how;

 (e) Titan has conducted a commercially reasonable search for Licensed Know-how and has listed all of the results of that search in Schedule A, and Titan shall provide to Medtronic a full and complete copy of all of the Licensed Know-how that is listed in Schedule A, and such other Licensed Know-how Titan locates in the normal course of business;
 (f) as of the Effective Date, Titan has complied in all material respects with all applicable Laws in connection with the prosecution of the Licensed Patents, including any disclosure requirements of the United States Patent and Trademark Office and any foreign patent office, and has timely paid all filing and renewal fees payable with respect thereto; and
 (g) as of the Effective Date, there is no settled, pending, or to its knowledge threatened litigation, claim, or proceeding alleging that any Licensed Patent right is invalid or unenforceable (including any interference, nullity, opposition, inter partes, or post-grant review or similar invalidity or patentability proceedings before the United States Patent and Trademark Office or any foreign patent office, and it has no knowledge after reasonable investigation of any factual, legal, or other reasonable basis for any such litigation, claim, or proceeding.
8. Taxes.
 8.1 Each Party is responsible for its own taxes in connection with this Agreement. The Parties shall negotiate in good faith to allocate each payment made under this Agreement to a particular class of income, in the event that any payment to be made under this Agreement is not classified for tax purposes as being a payment for the use of, or the right to use any patent or any information concerning industrial, commercial or scientific experience. If a Party is required to withhold or deduct taxes, the Party shall remit such taxes in the prescribed manner and within the prescribed due date to the applicable governmental taxing authority, and the Party shall provide proof of such tax remittance to the other Party. To the extent amounts are so withheld or deducted, such amounts shall be treated for all purposes under this Agreement as having been paid to the other Party. If a Party anticipates that any payment under this Agreement will be subject to any withholding or deduction for taxes, then the Party shall: (i) provide the other Party with ten (10) Business Days written notice of such withholding taxes prior to such payment, and (ii) both Parties shall use commercially reasonable efforts, including the execution and filing of tax information forms, to reduce or eliminate any such withholding tax.
 8.2 Medtronic confirms that it is (i) not a resident of Canada as that term is interpreted for purposes of Part IX of the Excise Tax Act (Canada), and (ii) it is not, and at the time of payment of the fee specified under section 3.1 it will not be, registered for purposes of Part IX of the Excise Tax Act (Canada) (the “GST/HST”) and for purposes of the Act Respecting the Quebec Sales Tax. Should Medtronic ever register in the future for the Excise Tax Act (Canada) or Act Respecting Quebec Sales Tax Act, then Medtronic will immediately notify Titan, and Titan shall thereafter charge the appropriate GST/HST or Quebec sales tax which is in addition to any amount that Medtronic is required to provide Titan under this Agreement. If Canadian (including a province of Canada) sales tax legislation changes in the future, with the result that Titan would be required to commence to charge a Canadian (including a province of Canada) sales tax on the payments being earned by Titan under the Agreement, then: (A) Titan shall notify Medtronic of such change in Canadian (including a province of Canada) sales tax legislation; (B) the Parties shall negotiate in good faith and each Party shall act reasonably to implement any revisions to the Agreement that would mitigate or eliminate such Canadian (including a province of Canada) sales tax; and (C) as necessary, Titan shall charge the Canadian (including a province of Canada) sales tax.

8.3 [Redacted].
8.4 [Redacted].
8.5 [Redacted].
9. Exclusion of Consequential and Other Indirect Damages. TO THE FULLEST EXTENT PERMITTED BY LAW, EACH PARTY WILL NOT BE LIABLE TO THE OTHER PARTY OR ANY OTHER PERSON AS A RESULT OF THEIR RIGHTS, OBLIGATIONS, PERFORMANCE OR NON-PERFORMANCE OF THIS AGREEMENT FOR ANY INJURY TO OR LOSS OF GOODWILL, REPUTATION, BUSINESS PRODUCTION, REVENUES, PROFITS, ANTICIPATED PROFITS, CONTRACTS, OR OPPORTUNITIES (REGARDLESS OF HOW THESE ARE CLASSIFIED AS DAMAGES), OR FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, EXEMPLARY, SPECIAL, PUNITIVE, OR ENHANCED DAMAGES, WHETHER ARISING OUT OF BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, PRODUCT LIABILITY, OR OTHERWISE (INCLUDING THE ENTRY INTO, PERFORMANCE, OR BREACH OF THIS AGREEMENT), REGARDLESS OF WHETHER SUCH LOSS OR DAMAGE WAS FORESEEABLE AND THE PARTY AGAINST WHOM LIABILITY IS CLAIMED HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSS OR DAMAGE, AND NOTWITHSTANDING THE FAILURE OF ANY AGREED REMEDY OF ITS ESSENTIAL PURPOSE.

10. Indemnification.
 10.1 Indemnification by Titan. Subject to Section 4, Titan shall indemnify, defend, and hold harmless Medtronic and its Affiliates, and each of Medtronic’s and its Affiliates’ respective officers, directors, employees, agents, successors, and assigns (each, an “Indemnitee”) against all Losses arising out of or resulting from any third-party claim, suit, action, or proceeding (each an “Action”) related to, arising out of, or resulting from Titan’s breach of any representation, warranty, covenant, or obligation under this Agreement.
 10.2 Indemnification Procedure. An Indemnitee shall promptly notify Titan in writing of any Action and cooperate with Titan at Titan’s sole cost and expense. Titan shall immediately take control of the defense and investigation of the Action and shall employ counsel reasonably acceptable to Indemnitee to handle and defend the same, at Titan’s sole cost and expense. Titan shall not settle any Action in a manner that adversely affects the rights of any Indemnitee without the Indemnitee’s prior written consent unless the settlement results in a complete release of the Indemnitee from all claims. The Indemnitee’s failure to perform any obligations under this 10 shall not relieve Titan of its obligation under this Section 10 except to the extent Titan can demonstrate that it has been materially prejudiced as a result of the failure. The Indemnitee may participate in and observe the proceedings at its own cost and expense with counsel of its own choosing.
11. Term and Termination.
 11.1 Term. This Agreement is effective as of the Effective Date and, unless terminated earlier in accordance with 11.2, will continue in full force and effect on a country-by-country basis until the expiration, abandonment, or lapse, of the last pending or active Licensed Patent in such country (the “Term”).
 11.2 Termination.
  (a) Either Party may terminate this Agreement on written notice to the other Party if the other Party materially breaches this Agreement and fails to cure such breach within forty (40) Business Days after receiving written notice thereof.
  (b) Either Party may terminate this Agreement, effective immediately, if the other Party: (i) is dissolved or liquidated or takes any corporate action for such purpose; (ii) becomes insolvent or is generally unable to pay, or fails to pay, its debts as they become due; (iii) files or has filed against it a petition for voluntary or involuntary bankruptcy or otherwise becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency Law; (iv) makes or seeks to make a general assignment for the benefit of its creditors; or (v) applies for or has a receiver, trustee, custodian, or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business.
11.3 Effect of Termination. On any expiration or termination of the entirety of this Agreement, the Receiving Party shall (a) return to the Disclosing Party all documents and tangible materials (and any copies) containing, reflecting, incorporating, or based on the Disclosing Party’s Confidential Information; (b) permanently erase the Disclosing Party’s Confidential Information from its computer systems; and (c) certify in writing to the Disclosing Party that it has complied with the requirements of this 11.3.
11.4 Survival. The rights and obligations of the Parties set forth in this 11.4 and 1 (Definitions), Section 2 (Grant), Section 4 (Prosecution & Enforcement), 6 (Confidentiality), 7 (Representations and Warranties), Section 8 (Taxes), Section 9 (Exclusion of Consequential and Other Indirect Damages), 10 (Indemnification), 11.3 (Effect of Termination), and 13 (Miscellaneous), and any right, obligation, or required performance of the Parties in this Agreement which, by its express terms or nature and context is intended to survive termination or expiration of this Agreement, will survive any such termination or expiration.
12. Determinations. Each of Titan and Medtronic shall at all times act in a commercially reasonable manner when making determinations under this Agreement.

13. Miscellaneous.
 13.1 Bankruptcy. All rights and licenses granted by Titan under this Agreement are and will be deemed to be rights and licenses to “intellectual property” as such term is used in, and interpreted under, Section 365(n) of the United States Bankruptcy Code (the “Bankruptcy Code”) (11 U.S.C. § 365(n)). Medtronic has all rights, elections, and protections under the Bankruptcy Code and all other bankruptcy, insolvency, and similar laws with respect to the Agreement, and the subject matter hereof. Without limiting the generality of the foregoing, Titan acknowledges and agrees that, if Titan or its estate shall become subject to any bankruptcy or similar proceeding:
  (a) subject to Medtronic’s rights of election under Section 365(n), all rights, licenses, and privileges granted to Medtronic under this Agreement will continue subject to the respective terms and conditions hereof, and will not be affected, even by Titan’s rejection of this Agreement; and
  (b) Medtronic shall be entitled to a complete duplicate of, or complete access to, as appropriate, all such intellectual property and embodiments of intellectual property, which, if not already in Medtronic’s possession, shall be promptly delivered to Medtronic or its designee, unless Titan elects to and does in fact continue to perform all of its obligations under this Agreement.
13.2 Further Assurances. Each Party shall, and shall cause their respective Affiliates and Representatives to, upon the reasonable request of the other Party, promptly execute such documents and take such further actions as may be necessary to give full effect to the terms of this Agreement.
13.3 Independent Contractors. The relationship between the Parties is that of independent contractors. Nothing contained in this Agreement creates any agency, partnership, joint venture, or other form of joint enterprise, employment, or fiduciary relationship between the Parties, and neither Party has authority to contract for or bind the other Party in any manner whatsoever.
13.4 No Public Statements. Neither Party may issue or release any announcement, statement, press release, or other publicity or marketing materials relating to this Agreement or, unless expressly permitted under this Agreement, otherwise use the other Party’s trademarks, service marks, trade names, logos, domain names, or other indicia of source, association, or sponsorship, in each case, without the prior written consent of the other Party, which shall not be unreasonably withheld or delayed.
13.5 Notices. All notices, requests, consents, claims, demands, waivers, and other communications [(other than routine communications having no legal effect)] must be in writing and sent to the respective Party at the addresses indicated below (or such other address for a Party as may be specified in a notice given in accordance with this Section 13.5):

If to Medtronic:
Medtronic
60 Middletown Ave
North Haven, Connecticut 06473
Attn: General Counsel
E-Mail: [Redacted]
with copies to:
Medtronic
15 Hampshire Street
Mansfield, Massachusetts 02048
Attn: [Redacted]
E-Mail: [Redacted]

Medtronic
266 Summer Street
Boston, Massachusetts 02210
Attn: [Redacted]
E-Mail: [Redacted]

If to Titan:
Titan Medical Inc.
155 University Avenue, Suite 750
Toronto, Ontario M5H 3B7
Attention: David McNally, President and CEO
E-Mail: [Redacted]

with a copy to:

Attention: Jasminder Brar, Legal Counsel
E-Mail: [Redacted]

and

Borden Ladner Gervais LLP
Bay Adelaide Centre, East Tower
22 Adelaide Street West
Toronto, Ontario M5H 4E3
Attention: Manoj Pundit
E-Mail: [Redacted]

Notices sent in accordance with this 13.5 will be deemed effective: (a) when received or delivered by hand (with written confirmation of receipt); (b) when received, if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail (in each case, with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third (3rd) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

13.6 Interpretation. For purposes of this Agreement, (a) the words “include,” “includes,” and “including” will be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto,” and “hereunder” refer to this Agreement as a whole.
Unless the context otherwise requires, references herein to: (x) Sections and Schedules refer to the Sections of and Schedules attached to this Agreement; (y) an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (z) a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted.
13.7 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.
13.8 Entire Agreement. This Agreement, together with all Schedules and any other documents incorporated herein by reference, constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.
13.9 Assignment. Medtronic may freely assign or otherwise transfer all or any of its rights, or delegate or otherwise transfer all or any of its obligations or performance, under this Agreement without Titan’s consent. This Agreement is binding upon and inures to the benefit of the Parties hereto and their respective permitted successors and assigns. No delegation or other transfer will relieve a Party of any of its obligations or performance under this Agreement. Any purported assignment, delegation, or transfer in violation of this 13.9 is void. Notwithstanding any of the foregoing, in connection with the sale of all or substantially all of the assets of Titan or its permitted successors and assigns, or a Change of Control of Titan or its permitted successors and assigns, Titan and its permitted successors and assigns may assign and transfer all of Titan’s, or its permitted successors’ and assigns’, rights and obligations under this Agreement, the Licensed Patents, and the Licensed Know-how, without Medtronic’s consent.
13.10   No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or will confer upon any other Person any legal or equitable right, benefit, or remedy of any nature whatsoever, under, or by reason of this Agreement.

13.11   Amendment; Modification; Waiver. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each Party. No waiver by any Party of any of the provisions hereof will be effective unless explicitly set forth in writing and signed by the waiving Party. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power, or privilege arising from this Agreement will operate or be construed as a waiver thereof; nor will any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.
13.12   Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability will not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon a determination that any term or other provision is invalid, illegal, or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
13.13   Governing Law; Submission to Jurisdiction.
 (a) This Agreement and all related matters arising out of or relating to this Agreement, are governed by, and construed in accordance with, the laws of the State of New York, United States of America.
 (b) Any disputes under this Agreement shall be subject to the exclusive jurisdiction and venue of the New York state courts and the Federal courts located in New York, and the Parties hereby consent to the personal and exclusive jurisdiction and venue of these courts.
 (c) IN THE EVENT OF ANY DISPUTE BETWEEN THE PARTIES, IN ANY COURT IN ANY JURISDICTION, THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY, AND HAVING HAD AN OPPORTUNITY TO CONSULT WITH COUNSEL, WAIVE ALL RIGHTS TO TRIAL BY JURY, AND AGREE THAT ANY AND ALL MATTERS SHALL BE DECIDED BY A JUDGE WITHOUT A JURY TO THE FULLEST EXTENT PERMISSIBLE UNDER APPLICABLE LAW.
13.14   Equitable Relief. Each Party acknowledges that a breach by the other Party of this Agreement may cause the non-breaching Party irreparable harm, for which an award of damages would not be adequate compensation, and agrees that, in the event of such a breach or threatened breach, the non-breaching Party will be entitled to seek equitable relief, including in the form of a restraining order, orders for preliminary or permanent injunction, specific performance, and any other relief that may be available from any court. These remedies are not exclusive but are in addition to all other remedies available under this Agreement at law or in equity, subject to any express exclusions or limitations in this Agreement to the contrary

13.15   Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail, or other means of electronic transmission (to which a signed PDF copy is attached) will be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
Covidien LP
By_____________________ Name: Title:
Titan Medical Inc.
By_____________________ Name: Title:

SCHEDULE A
LICENSED KNOW-HOW
[Redacted]

Schedule A - Page 1 of 1

SCHEDULE B
LICENSED PATENTS
[Redacted]

Schedule B - Page 1 of 1

SCHEDULE C
TECHNOLOGY TRANSFER SERVICES
[Redacted]

Schedule C - Page 1 of 1